July 31, 2012	Via Facsimile & EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pacific Capital Bancorp

Form 10-K for Fiscal Year Ended December 31, 2011

Filed on March 15, 2012

File No. 001-35026

Ladies and Gentlemen:

Pacific Capital Bancorp, a Delaware corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) the following responses to the Staff’s comments in a letter to the Company dated July 24, 2012. For your convenience, we have repeated each comment prior to the response. All references to page numbers in the discussion below are to the pages in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as originally filed with the Commission on March 15, 2012 (the “2011 Form 10-K”), or the Company’s Definitive Proxy Statement on Schedule 14A, as originally filed with the Commission on April 11, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibits and Financial Statement Schedules

(b) Exhibits, page 208

1.	Please tell us whether you lease your principal offices in Santa Barbara, California and, if so, whether the lease agreement is material to your operations such that it should be filed as an exhibit to your Form 10-K in answer to Item 601(b)(10) of Regulation S-K.

Response: We do lease our principal offices in Santa Barbara, California. In that regard, we have three separate buildings that all have separate leases and different landlords. Our corporate headquarters are located at the 1021 Anacapa Street location. Pursuant to the lease at that location, we have the right, with options, to lease that space until January 31, 2035. In 2011, we exercised the first option to extend, which extends the lease term until May 1, 2021. The following are the material terms of that lease:

Current Monthly Rent:	$58,783
First Termination Date:	May 1, 2021
Unadjusted Rent Commitment from December 31, 2011 to First Termination Date:	$6,583,664

United States Securities and Exchange Commission

July 31, 2012

Furthermore, in the event that this space was to become unusable for any reason, we have adequate space at other locations in Santa Barbara to absorb any dislocation. Each of the other leases located in downtown Santa Barbara for corporate staff contain more favorable economic terms. Based upon the foregoing, we do not believe that the lease for our corporate headquarters is material based on its economic terms or in the event it otherwise became unavailable. Accordingly, we respectfully request that said lease not be filed as an exhibit to our filings under the Securities Exchange Act of 1934.

2.	We note that the identification of the certifying individuals at the beginning of Exhibits 31.2 and 31.2, as required by Exchange Act Rule 13a-14(a), also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual’s title.

Response: At the request of the staff of the Commission, in all future filings, we will remove the certifying individual’s title when identifying the individual at the beginning of those certifications.

Definitive Proxy Statement on Schedule 14A filed April 11, 2012

Transactions with Related Persons, page 17

3.	We note your disclosure that loans to your directors were “substantially the same as those prevailing for comparable transactions with other persons of similar creditworthiness.” Please confirm that all loans made to related persons (as defined in Item 404 of Regulation S-K) were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Confirm that you will revise future filings accordingly. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Response: We hereby confirm that all loans made to related persons (as defined in Item 404 of Regulation S-K) were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. We hereby further confirm that all future filings will include disclosure consistent with the preceding sentence. As additional confirmation, all loans made to an executive officer, director or principal shareholder are subject to Regulation O, which requires that the loan be made on substantially the same terms (including interest rates and collateral) as, and following credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions by the bank with other persons not covered by Regulation O and who are not employed by the bank. Regulation O, in certain instances, requires prior approval of such a loan. Loans subject to Regulation O are subject to examination and reporting to the Federal Reserve Board. The Company will include disclosure regarding Regulation O, as well, in future filings.

United States Securities and Exchange Commission

July 31, 2012

In conclusion, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the Commission have any questions concerning the responses above or desire further information or clarification in connection therewith, he or she should contact the undersigned at (805) 884-8635.

Very truly yours,

/s/ Mark K. Olson
Mark Olson
Executive Vice President & Chief Financial Officer

cc:	Michael F. Johnson
Michael R. Clampitt
U.S. Securities and Exchange Commission